EXHIBIT 3.1b

ESTERLINE TECHNOLOGIES CORPORATION

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

      Esterline Technologies Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

      The following amendment to the corporation's Certificate of Incorporation was duly proposed by the corporation's Board of Directors and adopted by the corporation's stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

      The first sentence of Article FOURTH of the Restated Certificate of Incorporation is amended to read as follows:

"FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Sixty Million Five Hundred Thousand (60,500,000) shares, consisting of Sixty Million (60,000,000) shares of Common Stock having a par value of $.020 per share, Twenty Five Thousand (25,000) shares of Preferred Stock having a par value of $100.00 per share, issuable in series (the "Preferred Stock"), and Four Hundred Seventy Five Thousand (475,000) shares of Serial Preferred Stock having a par value of $1.00 per share, issuable in series (the "Serial Preferred Stock")."

      IN WITNESS WHEREOF, Esterline Technologies Corporation has caused this Certificate to be signed by its duly authorized officer this 3rd day of May, 1999.

ESTERLINE TECHNOLOGIES CORPORATION

By /s/ Robert W. Stevenson Robert W. Stevenson, Secretary